UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-41717

C3IS INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue, Kifissia 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Vessel Acquisition Agreement

C3is Inc. (the “Company”) has entered into an agreement to acquire a South Korean-built, in 2008, product tanker with 50,000 dwt capacity for a purchase price of $16.88 million, from an entity affiliated with Brave Maritime Corp Inc. The transaction with Brave Maritime, which is affiliated with members of the Vafias family, was approved by the independent directors of the Company, which obtained independent valuations of the vessel and based the purchase price on the average of these valuations.

The vessel is expected to be delivered in the second or third quarter of 2026. The Company has the option to pay for the vessel one year after the date of the purchase agreement, without interest.

Following this vessel delivery, and assuming no further acquisitions or dispositions, the Company’s fleet will total 5 vessels, three Handysize drybulk carriers with a total capacity of 97,664 deadweight tons (dwt), an Aframax oil tanker with a capacity of approximately 115,800 dwt and a product tanker with a capacity of approximately 50,000 dwt, resulting in a fleet total capacity of approximately 263,464 dwt.

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This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (Reg. No. 333-273306) filed with the Securities and Exchange Commission on July 18, 2023 and Registration Statement on Form F-3 (Reg. No. 333- 285135) filed with the Securities and Exchange Commission on February 21, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2025

C3IS INC.

By:	/s/ Nina Pyndiah
Name:	Nina Pyndiah
Title:	Chief Financial Officer